ADMINISTRATIVE SERVICES AGREEMENT

THIS AGREEMENT is effective as of May 1, 2025 (the “Effective Date”), between BLACKROCK ADVISORS, LLC (“BAL”) and The Northwestern Mutual Life Insurance Company, a life insurance company organized under the laws of the State of Wisconsin (the “Insurer”).

WHEREAS, BAL is the investment advisor to BlackRock Variable Series Funds, Inc. and BlackRock Variable Series Funds II, Inc. (each, the “Fund”); and

WHEREAS, the Insurer issues variable annuity contracts and/or variable life insurance policies (the “Contracts”); and

WHEREAS, the Insurer, the Fund and BlackRock Investments, LLC (“BRIL”) have entered into a Fund Participation Agreement (“Participation Agreement”) effective as of May 1, 2025, providing for the sale of shares of the Fund to certain separate accounts of the Insurer (“Separate Accounts”); and

WHEREAS, amounts invested in the Contracts by contract owners (“Contract Owners”) are deposited in the Separate Accounts of the Insurer which will in turn purchase shares of certain series of the Fund (“Shares”), each of which is an investment option offered by the Contracts (the “Portfolios”); and

WHEREAS, the Fund may derive savings in administrative expenses by virtue of having the Separate Accounts of the Insurer as shareholders of record of the Shares and having the Insurer perform certain administrative services for the Fund, which are identified on Schedule A hereto; and

WHEREAS, the Insurer desires to be compensated for providing such administrative services to the Fund; and

WHEREAS, BAL desires that the Fund benefit from the lower administrative expenses expected to result from the administrative services performed by the Insurer holding omnibus accounts with the Fund’s transfer agent on behalf of Contract Owners.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Administrative Expense Payments.

(a)

The fee due for an invoice period for position(s)(“Positions”) in an applicable share class of an equity Portfolio (excluding index Portfolios) described on Schedule B of the Participation Agreement held in Separate Account(s) of the Insurer shall be equal to the product of (i) the annual fee rate of [ ] basis points ([ ]%),(ii) the quotient of (A) the number of calendar days in the invoice period divided by (B) 365 days (or 366 days during a leap year) and (iii) the average daily value of such share class of such Portfolio held by the Separate Account(s) for the invoice period.

(b)

The fee due for an invoice period for Positions in an applicable share class of a fixed income Portfolio (excluding index Portfolios) described on Schedule B of the Participation Agreement held in Separate Account(s) of the Insurer shall be equal to the product of (i) the annual fee rate of [ ] basis points ([ ]%),(ii) the quotient of (A) the number of calendar days in the invoice period divided by (B) 365 days (or

366 days during a leap year) and (iii) the average daily value of such share class of such Portfolio held by the Separate Account(s) for the invoice period.

(c)

The fee due for an invoice period for Positions in an applicable share class of an index Portfolio described on Schedule B of the Participation Agreement held in Separate Account(s) of the Insurer shall be equal to the product of (i) the annual fee rate of [ ] basis points ([ ]%),(ii) the quotient of (A) the number of calendar days in the invoice period divided by (B) 365 days (or 366 days during a leap year) and (iii) the average daily value of such share class of such Portfolio held by the Separate Account(s) for the invoice period.

(d)	No fees shall be paid on money market Portfolios.

(e)

The “daily value” of an applicable share class of a Portfolio held in the Separate Accounts of the Insurer for a calendar day will be equal to the product of (i) the Share net asset value for that CUSIP for the calendar day as reported by the Fund or its designee and (ii) total number of Shares of the Portfolio calculated for that CUSIP held in the Separate Accounts on that calendar day.

(f)

The “average daily value” of an applicable share class of a Portfolio held in the Separate Accounts of the Insurer for the invoice period will be computed by totaling the daily value of that CUSIP held in the Separate Accounts on each calendar day of the invoice period and dividing the result by the total number of calendar days during the invoice period.

(g)

BAL shall calculate the payment contemplated by this Section 1 at the end of each calendar quarter (“Quarterly Payment”). Insurer will provide payment instructions (Wire/ACH) and BAL will submit such payment to Insurer no later than thirty (30) days after the end of each calendar quarter.

Insurer will provide account numbers and other relevant information (as agreed to by the parties) (“Account Data”) and will notify BAL at AMRS.RetailIntermediaryPayments@Blackrock.com, within five business days of any changes to the Account Data. Insurer will also notify BAL of any new accounts within five business days following the setup of any new accounts. If insurer does not notify BAL of changes to Account Data or new accounts within five business days, the fees on such accounts may be subject to nonpayment. In all cases Insurer must notify the Fund Agent at AMRS.RetailIntermediaryPayments@Blackrock.com Notification of the relationship manager at BlackRock is not sufficient.

Insurer shall have ninety (90) days from the date payment is made by BAL to request in writing additions or adjustments. After each ninety (90) day reconciliation period, Insurer represents and warrants that it accepts the invoice as provided by BAL. After the reconciliation period, any dispute of such feed or fees which are in addition to such invoiced amounts for the invoiced time period, shall be addressed on a case by case basis to determine BAL’s ability to make payment.

The assets and/or accounts covered under this Agreement (collectively, the “Assets”) may not be subject to any fee arrangements between the Fund, BAL or BRIL (collectively, “Fund Parties”) or any of their respective affiliates (collectively, the “BlackRock Companies”) and the Insurer, any of its affiliates or any entity with which the Insurer or any of its affiliates has established a contractual arrangement with respect to the Assets (each, an “Insurer Company” and collectively, the “Insurer Companies”) for administrative, sub-transfer agency, sub-accounting or networking services or any services similar to any of these services (collectively, “Services”), other than as described in this Agreement or a Fund’s distribution and/or service plan(s) pursuant to Rule 12b-1 (“Rule 12b-1 Plan”) or agreement related to such Rule 12b-1 Plan. The Insurer shall ensure that other than pursuant to a Fund’s Rule 12b-1 Plan or agreement related to such Rule 12b-1 Plan, no Insurer Company will charge any of the BlackRock Companies for Services with respect to the Assets or collect fees for Services with respect to the Assets (“Duplicative Fees”), other than pursuant to this Agreement.

If any of the Insurer Companies accepts Duplicative Fees, upon the Insurer’s discovery of such occurrence or upon the request of BAL or its designee, the Insurer will promptly refund to BAL or its designee the amount of such Duplicative Fees. Refunds shall be made no more than thirty (30) days after the Insurer discovers the duplicative payment or receives a request of repayment of Duplicative Fees from BAL or its designee. If Duplicative Fees are not timely repaid to BAL or its designee, the Insurer authorizes any of the BlackRock Companies to offset the amount of such Duplicative Fees against any amount payable to any of the Insurer Companies by any of the BlackRock Companies, including, without limitation, commissions and services fees.

BAL or its designee shall only be responsible for fees accrued prior to termination of this Agreement. Invoices shall only cover time periods prior to termination of this Agreement.

(h)

The Insurer hereby represents that the fees paid to it pursuant to this Agreement are reasonable in relation to the services it provides and reasonably similar to fees it receives for equivalent services provided to other parties.

(i)

All expenses incident to the performance by each party of its respective duties or other obligations under this Agreement shall be paid by the party, except as otherwise provided in this Agreement or agreed in writing by the parties.

2.	Nature of Payments.

The parties to this Agreement recognize and agree that the payments to the Insurer are for administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of Fund shares and are not otherwise related to investment advisory or distribution services or expenses. The amount of administrative expense payments made to the Insurer pursuant to Section 1 of this Agreement is intended to reimburse or compensate the Insurer for providing administrative services for the Fund with respect to the Contracts or any Separate Accounts. By accepting compensation for the administrative services, the Insurer hereby represents, warrants and covenants that it is providing such services.

3.	Confidentiality.

Any basis point rates paid to the Insurer by BAL or its designee under this Agreement shall be deemed confidential information of Fund Parties and shall not be disclosed by Insurer to any other person. Notwithstanding the foregoing, this shall not preclude the Insurer from making any required filings with its regulators, making any other disclosure required by law or disclosing a range of fees paid to it by fund companies so long as the specific basis point rates used to calculate the fees paid to the Insurer by BAL or its designee pursuant to this Agreement are not attributed to any of Fund Parties.

4.	Term and Termination.

(a)	Any party may terminate this Agreement, without penalty, on thirty (30) days’ advance written notice to the other party.

(b)

This Agreement shall automatically terminate upon (i) the termination of the Participation Agreement, or (ii) the dissolution or bankruptcy of any party hereto, or in the event that any party hereto is placed in receivership or rehabilitation, or in the event that the management of its affairs is assumed by any regulatory or judicial authority.

5.	Amendment; Waiver.

No modification of any provision of this Agreement will be binding unless in writing and executed by all parties to the Agreement. No waiver of any provision of this Agreement will be binding unless in writing and executed by the party granting such waiver. Any valid waiver of a provision set forth herein shall not constitute a waiver of any other provision of this Agreement. In addition, any such waiver shall constitute a present waiver of such provision and shall not constitute a permanent future waiver of such provision.

6.	Notices.

Unless otherwise specified in this Agreement, all notices shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of delivery); (b) when delivered if sent by a nationally recognized overnight courier (with written or electronic confirmation of delivery); or (c) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Notices must be sent to the respective parties at the address(es) indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6).

To BAL:

BlackRock Advisors, LLC

Attn: Ariana Brown, Director

Bus Ops-GAAPS-Global

FDP Services- FD Agreements

50 Hudson Yards

New York, NY 10001

To the Insurer:

The Northwestern Mutual Life Insurance Company

Attn: Kenyon Klaisner

720 East Wisconsin Avenue

Milwaukee, WI 53202

With a copy to:

BlackRock, Inc.

Attn: General Counsel

50 Hudson Yards

New York, NY 10001

With a copy to:

The Northwestern Mutual Life

Insurance Company

Attn: Law Department

720 East Wisconsin Avenue

Milwaukee, WI 53202

Notwithstanding the foregoing, notices which are customarily sent by Fund Parties by electronic transmission such as emails or facsimiles (e.g., back office communications) (“Electronic Communications”) may be sent by Fund Parties in that manner and shall be effective when sent.

7.	Miscellaneous.

(a)

Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, privileges, duties or obligations of the parties may be assigned by a party without the written consent of the other party. Any attempted assignment in violation of this Section 7(a) shall be null and void.

(b)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

(c)

Governing Law. This Agreement, including the attached schedules, shall be interpreted, construed, and enforced in accordance with the laws of the State of New York, without reference to any conflict of laws provisions thereof that would cause the application of laws of any jurisdiction other than those of the State of New York.

(d)

Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect insofar as the foregoing can be accomplished without materially affecting the benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

(e)

Entire Agreement. This Agreement, including all attachments hereto, is subject to the terms and conditions of the Participation Agreement. This Agreement, including the attachments hereto, and the Participation Agreement, including the attachments thereto, constitute the entire agreement between the parties with respect to the subject matter contained herein, and supersede all prior or contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

(f)

Survival. The provisions of Sections 1(g), 1(h), 3, 6 and 7 shall survive the termination of this Agreement, and all the provisions of this Agreement shall survive the termination of this Agreement for so long as transactions in shares of the Fund are permitted pursuant to Section 7.7 of the Participation Agreement.

(g)	Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(h)

Rights, Remedies and Obligations Cumulative. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies, and obligations, at law or in equity, to which the parties hereto are entitled under Applicable Law. Nothing in this Agreement shall be construed to give any person or entity other than the parties hereto any legal or equitable claim, remedy, liability, or reimbursement or other right. Rather, this Agreement is intended to be for the sole and exclusive benefit of the parties hereto.

(i)

Cooperation. Each party shall cooperate with each other party and all appropriate regulatory and self-regulatory authorities (including without limitation the SEC, the Financial Industry Regulatory Authority and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

(j)	Non-Exclusivity. The parties to this Agreement acknowledge and agree that this Agreement shall not be exclusive in any respect.

(k)

No Trial by Jury. THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(l)

Consequential Damages. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL THE INSURER, FUND PARTIES OR ANY OF THEIR RESPECTIVE AFFILIATES BE LIABLE TO THE OTHERS OR TO ANY THIRD PARTY FOR SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING, BUT NOT LIMITED TO, BUSINESS INTERRUPTION, LOSS OF BUSINESS REPUTATION OR OPPORTUNITY AND LOST PROFITS, WHETHER ARISING OUT OF OR RESULTING FROM BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE AND WHETHER OR NOT SUCH ENTITY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

(m)	Defined Terms. Any term not defined herein shall have the meaning ascribed to it in the Participation Agreement.

(n)

No Joint Venture, Etc. Except as otherwise provided herein, all services performed hereunder by the Insurer shall be as an independent contractor and not as an employee or agent of BAL, BRIL or the Fund. Neither the execution nor performance of this Agreement shall be deemed to create a partnership or joint venture by and among the Insurer, BAL, BRIL and the Fund.

(o)

Force Majeure. No party shall be liable for a delay in performance or a failure to perform its obligations in whole or in part due to causes reasonably beyond the control and occurring without fault or negligence of such party, including, without limitation, war or act of war, government restriction, terrorism, insurrection, riot or civil commotion, act of public enemy, flood, act of God, and/or any other cause beyond the reasonable control and occurring without fault or negligence of the party whose performance is affected. As a condition to the claim of non-liability,

(i) the party experiencing the difficulty shall give the others prompt written notice, with full details following the occurrence of the cause relied upon, including a description of the occurrence and its expected duration, and, where reasonably practicable, continue to furnish regular reports with respect thereto during the period of such force majeure; (ii) the delay in performance or failure to perform shall be of no greater scope and of no longer duration than is required by the force majeure; and (iii) the non-performing party shall use all reasonable efforts to remedy its inability to perform as quickly as possible. Notwithstanding the foregoing, force majeure will not include an event which a party should reasonably be able to prevent or overcome by the exercise of due diligence, including, but not limited to, by the implementation or exercise of a commercially reasonable disaster recovery plan.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

BLACKROCK ADVISORS, LLC	The Northwestern Mutual Life Insurance Company

By: /s/ Ariana Brown	By: /s/ Rosanne Kropp

Name: Ariana Brown	Name: Rosanne Kropp

Title: Director	Title: Vice President

Date Executed: 4/22/2025	Date Executed: 4/22/2025

Schedule A

ADMINISTRATIVE SERVICES FOR THE FUND

Maintenance of books and records

•	Maintaining an inventory of share purchases to assist transfer agent in recording issuance of shares.

•	Performing miscellaneous accounting services to assist transfer agent in recording transfers of shares (via net purchase orders).

•	Reconciliation and balancing of the Separate Account at the Fund level in the general ledger and reconciliation of cash accounts at general account level.

Purchase Orders

•	Determination of net amount of cash flow into the Fund.

•	Reconciliation and deposit of receipts at the Fund and confirmation thereof.

Redemption Orders

•	Determination of net amount required for redemptions by the Fund.

•	Notification to the Fund of cash required to meet payments.

•	Cost of share redemptions.

Other Administrative Support

•	Telephonic support for Contract Owners with respect to inquiries about the Fund (not including information about performance or related to sales.)

•	Providing other administrative support to the Fund as mutually agreed between the Insurer and the Fund.

•	Relieving the Fund of other usual or incidental administrative services provided to individual Contract Owners.

•	Preparation of reports to certain third-party reporting services.